CUSIP No. 60877T 10 1                                          Page 1 of 8 Pages

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ---------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILES PURSUANT
           TO RULES 13d-1(b),(c) AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)
                              (Amendment No. 1)[1]

                         Momenta Pharmaceuticals, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $.0001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  60877T 10 1
--------------------------------------------------------------------------------
                               December 31, 2005

             Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is Filed:

         [   ] Rule 13d-1(b)
         [   ] Rule 13d-1(c)
         [ X ] Rule 13d-1(d)


-----------------------

         [1]The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


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CUSIP No. 60877T 10 1                                          Page 2 of 8 Pages

--------------------------------------------------------------------------------
1)   Name of Reporting Person                MVM International Life
     I.R.S. Identification                   Sciences Fund No. 1, L.P.
     No. of Above Person
     (Entities Only)
--------------------------------------------------------------------------------
2)   Check the Appropriate Box               (a) [ X ]
     if a Member of a Group                  (b) [   ]
--------------------------------------------------------------------------------
3)   SEC Use Only
--------------------------------------------------------------------------------
4)   Citizenship or Place                    United Kingdom
     of Organization
--------------------------------------------------------------------------------
Number of                   5)   Sole Voting
Shares Beneficially              Power                     -0-
Owned by Each
Reporting Person
With
                            ----------------------------------------------------
                            6)   Shared Voting        1,610,850 shares
                                 Power                of Common Stock
                            ----------------------------------------------------
                            7)   Sole Disposi-
                                 tive Power                -0-
                            ----------------------------------------------------
                            8)   Shared Dis-          1,610,850 shares
                                 positive Power       of Common Stock
                            ----------------------------------------------------
9)   Aggregate Amount Beneficially                    1,610,850 shares
     Owned by Each Reporting person                   of Common Stock
--------------------------------------------------------------------------------
10)  Check if the Aggregate
     Amount in Row (9)
     Excludes Certain Shares
--------------------------------------------------------------------------------
11)  Percent of Class
     Represented by                                   5.3%
     Amount in Row (9)
--------------------------------------------------------------------------------
12)  Type of Reporting
     Person                                           PN


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CUSIP No. 60877T 10 1                                          Page 3 of 9 Pages

--------------------------------------------------------------------------------
1)   Name of Reporting Person                MVM Life Science
     I.R.S. Identification                   Partners LLP
     No. of Above Person
     (Entities Only)
--------------------------------------------------------------------------------
2)   Check the Appropriate Box               (a) [ X ]
     if a Member of a Group                  (b) [   ]
--------------------------------------------------------------------------------
3)   SEC Use Only
--------------------------------------------------------------------------------
4)   Citizenship or Place                    United Kingdom
     of Organization
--------------------------------------------------------------------------------
Number of                   5)   Sole Voting
Shares Beneficially              Power                     -0-
Owned by Each
Reporting Person
With
                            ----------------------------------------------------
                            6)   Shared Voting        8,656 shares
                                 Power                of Common Stock
                            ----------------------------------------------------
                            7)   Sole Disposi-
                                 tive Power                -0-
                            ----------------------------------------------------
                            8)   Shared Dis-          8,656 shares
                                 positive Power       of Common Stock
                            ----------------------------------------------------
9)   Aggregate Amount Beneficially                    8,656 shares
     Owned by Each Reporting person                   of Common Stock
--------------------------------------------------------------------------------
10)  Check if the Aggregate
     Amount in Row (9)
     Excludes Certain Shares
--------------------------------------------------------------------------------
11)  Percent of Class
     Represented by                                   less than 0.1%
     Amount in Row (9)
--------------------------------------------------------------------------------
12)  Type of Reporting
     Person                                           OO

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CUSIP No. 60877T 10 1                                          Page 4 of 8 Pages

                         Amendment No. 1 to Schedule 13G
                        ---------------------------------

         Reference is hereby made to the statement on Schedule 13G originally filed with the Securities and Exchange Commission on January 27, 2005 (the "Schedule 13G".) Terms defined in the Schedule 13G are used herein as so defined.

         The following Items of the Schedule 13G are hereby amended and restated to read in their entirety as follows:

Item 2(a)     -   Name of Person Filing:

                  MVM International Life Sciences Fund No. 1, L.P.
                       ("MVM Fund No. 1")
                  MVM Life Science Partners LLP ("MVM")

Item 4        -   Ownership.

                  (a) Amount Beneficially Owned:

                  MVM Fund No. 1: 1,610,850 shares of Common Stock MVM : 8,656 shares of Common Stock

                  (b) Percent of Class:

                  MVM Fund No. 1: 5.3%
                  MVM: less than 0.1%

                  (c) Number of shares as to which such person has:

                  (i) sole power to vote or to direct the vote:    -0-

                  (ii) shared power to vote or to direct the vote:

                  MVM Fund No. 1:  1,610,850 shares of Common Stock
                  MVM:  8,656 shares of Common Stock

                  (iii) sole power to dispose or to direct the
                        disposition of:      -0-

                  (iv) shared power to dispose or to direct the disposition of:

                  MVM Fund No. 1:  1,610,850 shares of Common Stock
                  MVM:  8,656 shares of Common Stock

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CUSIP No. 60877T 10 1                                          Page 5 of 8 Pages

Item 8 -          Identification and Classification of Members of the Group:

                  See Exhibit 2.

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CUSIP No. 60877T 10 1                                          Page 6 of 8 Pages


Signature:

          After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


                            MVM INTERNATIONAL LIFE SCIENCES FUND NO. 1, L.P.


                            By  /s/  Thomas Casdagli
                               ---------------------
                                Director of Finance


                            MVM LIFE SCIENCE PARTNERS LLP


                            By  /s/  Thomas Casdagli
                               ---------------------
                                     Member


Date:  January 17, 2006


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

CUSIP No. 60877T 10 1                                          Page 7 of 8 Pages


                                                                       EXHIBIT 1

                                  AGREEMENT OF
                        MVM INTERNATIONAL LIFE SCIENCES
                                FUND NO. 1, L.P.
                       AND MVM LIFE SCIENCE PARTNERS LLP
                           PURSUANT TO RULE 13d-1(f)
                        -------------------------------

          The undersigned hereby agree that the Information Statement on
Schedule 13G to which this Agreement is annexed as Exhibit 1 is filed on behalf of each of them in accordance with provisions of 13d-1(f) under the Securities Exchange Act of 1934, as amended.


                            MVM INTERNATIONAL LIFE SCIENCES FUND NO. 1, L.P.


                            By  /s/  Thomas Casdagli
                               ---------------------
                                 Director of Finance


                            MVM LIFE SCIENCE PARTNERS LLP


                            By  /s/  Thomas Casdagli
                               ---------------------
                                     Member


Date:  January 17, 2006


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CUSIP No. 60877T 10 1                                          Page 8 of 8 Pages

                                                                       EXHIBIT 2

                       Identification and Classification
                            of Members of the Group
                       ----------------------------------

          MVM International Life Sciences Fund No. 1, L.P. and MVM Life Science Partners LLP are filing this statement on Schedule 13G as a group.

          MVM International Life Sciences Fund No. 1, L.P. is a United Kingdom limited partnership. MVM Life Science Partners LLP is a limited liability partnership organized in the United Kingdom. MVM Life Science Partners LLP is the discretionary investment manager of MVM International Life Sciences Fund No. 1, L.P.


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